UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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08030906

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8 – 43354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NOLAN SECURITIES CORPORATION

PROCESSED
APR 07 2008
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 MAIN ROAD
(No. And Street)

MONTEREY, (City) MA (State) 01245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Schwalb (212) 535-5628
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY
04

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEONARD SCHWALB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NOLAN SECURITIES CORPORATION, as of MARCH 26, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2009

Notary Public

Leonard Schwalb
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- [ ] (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE 3. INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and for state income taxes. Accordingly, no provision has been made for both Federal and state income taxes since the net income or loss of the Company is to be included in the tax return of the individual shareholder.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is a broker/dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", as defined, whichever is greater.

At December 31, 2007, the Company had net capital of $123,223 which was $23,223 in excess of its required net capital of $100,000.

NOTE 5. FIXED ASSETS

Fixed assets at December 31, 2007 consist of the following:

Automobile	$ 48,156
Computers, Equipment and Furniture	51,609
Artwork	10,750
Leasehold improvements	4,177
	114,692
Less: Accumulated depreciation	103,224
	$ 11,468

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company rents office space on a month-to-month basis. Rent expense for the year ended December 31, 2007 was $30,000.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL		
Stockholder's Equity		$ 169,970
Less non-allowable assets and deductions:		
Fixed assets, net	$ 11,468	
Deposit with clearing broker	25,000	
		36,468
Net capital before haircuts		133,502
Less: Haircuts on securities positions		10,279
NET CAPITAL		$ 123,223
TOTAL AGGREGATE INDEBTEDNESS		$ 61,464
MINIMUM NET CAPITAL REQUIRED (The greater of 6-2/3% of aggregate indebtedness or $100,000)		$ 100,000
EXCESS NET CAPITAL		$ 23,223
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		49.88%

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited December 31, 2007 Part II A FOCUS filing.

END